September 25, 2025

Via EDGAR

Ashley Vroman-Lee, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	BBH Trust (the “Registrant”)
Post-Effective Amendment No. 104
(File Nos. 333-129342, 811-21829)

Dear Ms. Vroman-Lee:

Listed below are the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC”) received on August 21, 2025, relating to Post-Effective Amendment No. 100 to the Registrant’s Registration Statement on Form N-1A filed on July 18, 2025, pursuant to Rule 485(a) under the Securities Act of 1933, and the Registrant’s responses thereto. Post-Effective Amendment No. 104 relates to the BBH Select Large Cap ETF (“Large Cap ETF”) and BBH Select Mid Cap ETF (“Mid Cap ETF” and collectively with the Large Cap ETF, the “Funds”)). Capitalized terms in the responses that are not defined herein have the meaning given to them in Post-Effective Amendment No. 104. All responses unless otherwise noted apply to both Funds.

1.	Comment: Principal Risks

Consider including “value investing” in the Funds’ Principal Risks section if it is considered part of the Principal Investment Strategy of the Funds.

Response:	The Registrant represents that consideration of value is one of several factors that the Adviser considers in its overall investment decision process. The Registrant does not believe that there are specific principal risks to disclose relating to the Adviser’s consideration of value factors other than those already disclosed under Management Risk.

2.	Comment: Principal Risks

Please include more information in the Principal Risk section related to the risks of investing in common stock.

Response:	The Registrant confirms that the requested disclosure has been added.

3.	Comment: Performance

Please change heading to clearly discern that the performance is that of the predecessor funds.

Response:	The Registrant confirms that this change has been made.

4.	Comment: Fund Performance

Please disclose whether the fundamental and non-fundamental investment policies of the Funds are the same as the predecessor funds. If there are any differences, please disclose the differences.

Response:	The Registrant confirms that this disclosure has been added.

5.	Comment: Performance

Please delete the word “necessarily” in the first sentence of the third paragraph.

Response:	The Registrant confirms that this change has been made.

6.	Comment: Management of the Fund

With respect to the BBH Select Mid Cap ETF, please disclose additional information regarding the secondary index in the average annual total return table in accordance with Item 4(b)(2), Instruction 2(b) of Form N-1A.

Response:	The Registrant confirms that information regarding the secondary index is included.

7.	Comment: Part C

Please include Exhibit (d)(2) in the 485(b) filing.

Response:	The Registrant confirms that this exhibit was included in the Form N-14 filing made by the Registrant on September 12, 2025 (Accession Number 0001213900-25-087283) and will be incorporated by reference into the next post-effective amendment relating to the Funds.

Please contact the undersigned at (617) 772-1378 if you have any questions or comments.

Sincerely,

/s/ Brian J. Carroll
Brian J. Carroll
Secretary, BBH Trust